UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 25, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

April 25, 2018 Earnings Conference Call – 1Q18

2 Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, as defined by Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may be incorrect or imprecise, or may not be possible to realize. The company gives no assurance that expectations disclosed in this presentation will be confirmed. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which are valid only for the date on which they are made.

3 Agenda Key highlights Pulp Market 1Q18 results Cash production cost Indebteness Liquidity Net results Free cash flow Horizonte 2 4 5 6 7 9 10 11 12 8

Key Highlights 4 Indebtedness Cash at hand(3) of R$6.0 billion (US$1.8 billion) Leverage at 2.02x in US$ (2.08x in R$) Interest coverage ratio (LTM EBITDA/LTM net interest) of 7.8x Pulp Market Operational Results 1Q18: Net revenues: R$3,693 million EBITDA: R$1,824 million EBITDA margin(1): 55% FCF(2): R$-57 million Cash cost ex-downtimes: R$626/t 2017: Net revenues: R$13,358 million EBITDA: R$6,133 million EBITDA margin(1): 52% FCF(2) : R$1,542 million Cash cost ex-downtimes: R$607/t (1) Not considering the effect of Klabin sales. (2) Not considering the capex related to Horizonte 2 Project, dividends and pulp logistics. (3) Does not consider the MtM of hedge transactions Sales of 1,591 k tons, 55 days of inventories Average Net Price to External Market of US$722/t Scheduled and Unscheduled Downtimes over compensated the seasonality Horizonte 2 Production of 449 k tons US$119 million of capex disbursement and US$210 million in funding to withdraw Learning curve at 90%

Pulp Market 5 Prices(1) and Spread BHKP vs. NBSK (US$/t) – Europe and China Announced BHKP downtimes - Global(2) Pulp net revenues distribution – 1Q18(4) Fibria inventories – in days (4) Considers Klabin volumes (1) Source: FOEX (2) Source: ABTCP, RISI and Publicly release Data; (3) Announced until mar/2018 By region By end use Total Downtimes Unexpected Downtimes Expected Downtimes(3) Price (US$) Spread (US$) (~ 1,120 kt) (~ 420 kt) (~ 700 kt) 1Q18 2Q18 3Q18 4Q18 -10 10 30 50 70 90 110 130 150 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 540 590 640 690 740 790 840 890 940 990 1040 BHKP (Europe) BHKP (China) Spread v.s. NBSK (Europe) Spread vs. NBSK (China) 56 52 57 52 55 1Q14 1Q15 1Q16 1Q17 1Q18 Inventories in Days Europe 33% North Am. 13% Asia 44% Lat. Am. 10% 50% 35% 15% Tissue Printing & Writing Specialties

1Q18 Results 6 EBITDA (R$ million) and EBITDA margin (%) EBITDA (R$ million) EBITDA margin(3) Average FX (R$/US$) Net pulp price (US$/t) Pulp production and sales(1) (‘000 t) Net revenues(2) (R$ million) (1) Sales include Klabin volumes. (2) Includes Klabin volumes. (3) Not considering the effect of Klabin sales. Klabin Volume H2 204 160 2.87 3.90 3.15 3.25 559 536 499 710 Average FX Average Net Price (US$ /t) 78% 1,997 2,395 2,074 3,693 1Q15 1Q16 1Q17 1Q18 1,291 1,203 1,204 1,588 1,229 1,136 1,307 1,591 1Q15 1Q16 1Q17 1Q18 Production Sales 3.15 3.22 3.16 3.25 3.25 499 557 604 653 710 37% 45% 49% 57% 55% 644 1,071 1,256 1,981 1,824 1Q17 2Q17 3Q17 4Q17 1Q18

Cash Production Cost (R$/t) – 1Q18 7 Cash production cost ex-downtimes (R$/t) 1Q18 vs. 4Q17 H2 energy surplus (MWh) Avg. distance (km): Significant H2 contribution 216 218 US$/t Utilities Results: 1Q17: R$ 9/t 4Q17: R$ 61/t 1Q18: R$ 29/t 240 193 205 257 328 260 9 Turbogenerators overhauls 754 680 626 708 (74) (44) (23) (18) 32 (1) 82 1Q17 Scheduled Downtimes 1Q17 ex-downtimes Wood Fixed Cost Dillution Energy Sales Chemicals and Energy Others 1Q18 ex-downtimes Scheduled Downtimes 1Q18 54 80 72 3Q17 4Q17 1Q18 660 610 546 626 33 32 16 (1) 2Q17 3Q17 4Q17 Energy Sales Wood Chemicals and Energy FX/Others 1Q18 617

1Q18 Indebtedness 8 (1) Considering the portion of debt in reais fully adjusted by the market swap curves at the end of each period (2) LTM EBITDA/LTM net interest – excludes capitalized interest effect Interest gross expense Average cost in US$ (% a.a.) Net debt (million) and Leverage Interest expense/revenue (US$ million) and Interest coverage(2) Net debt/EBITDA (R$) Net debt/EBITDA (US$) Interest on financial investments Gross debt and Cash position (million) Average maturity (in months) Cost of Debt in US$(1) and debt maturity Interest coverage (x)(2) H2 CRA H2 CRA CRA CRA H2 CRA H2 CRA 414 408 350 268 200 144 209 347 338 143 108 78 45 39 39 59 108 95 2010 2011 2012 2013 2014 2015 2016 2017 LTM 3.8 3.4 4.1 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt 57 60 59 1Q17 4Q17 1Q18 5.1 4.1 4.3 5.8 7.3 15.4 7.2 6.5 7.8 6.3 5.9 5.5 5.2 4.6 3.4 3.3 (1) Cost of debt 12,331 12,774 3,728 3,843 Dez/17 Mar/18 R$ US$ 2.49x 2.08x 2.41x 2.02x 19,299 18,922 5,834 5,693 Dez/17 Mar/18 Gross Debt R$ US$ 6,968 6,148 2,106 1,850 Dez/17 Mar/18 Cash Position R$ US$

Liquidity 9 Liquidity(1) and debt amortization schedule (US$ million) Capex H2 (2): (3) Capex to be disbursed (cash) related to Horizonte 2. Horizonte 2 Funding (US$ billion) (1) Not including US$ 46 million related to MtM of hedging transactions. (2) Financial execution of US$ 2,086 million (cash) capex up to Mar/2018. FX (R$/US$) 3.3406. 119 0.12 Horizonte 2 Project US$ 2.2 bn Capex to be executed(3): US$0.11 bn Funding to be withdrawn: US$0.21 bn Subsequent Event: US$0.08 bn received from BNDES in april 0.42 1.99 0.20 0.41 0.16 0.21 Pre-payment CRA BNDES FDCO ECA Working capital (4) Total 0.08 – 2Q18 0.04 – 3Q18 0.51 0.09 3Q15 3Q15 2Q17 0.43 2.20 0.09 – 3Q18 4Q17 1,804 301 2,104 233 509 680 683 734 603 732 743 72 703 Liquidez 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 Pre-payment BNDES NCE Bonds Finnvera CRA and others Cash (1) Revolver

(1) Non-recurring effect Net income (R$ million) – 1Q18 10 (1) Includes other Exchange rate/monetary variations other financial income/expense and other operating income/expenses. 1,824 615 (58) 57 (208) (620) (278) (103) Adjusted EBITDA FX Debt MtM hedge Net Interest Deprec., amortiz. and depletion Income Taxes Others Net Income ? ?

Free Cash Flow – FCF(1) 1Q18 and LTM (R$ million) 11 1Q18 LTM Not considering Horizonte 2 capex (1Q18: R$ 113 mn LTM: R$ 1,775 mn), pulp logistics projects (1Q18: R$ 158 mn) LTM: R$ 201 mn) and dividends payment (LTM: R$ 395 mn). FCF yield in US$ at 4.4% 1,824 (57) (516) (147) (1,199) (9) (10) Adjusted EBITDA Capex (ex-H2 and Logistics Projects) Net Interest Working Capital Income Taxes Others FCF (612) (380) (83) H2 Disbursements Inventories Acc. Receivables Others (124) 6,133 1,542 (2,135) (884) (1,531) (36) (5) Adjusted EBITDA Capex (ex-H2 and Logistics Projects) Net Interest Working Capital Income Taxes Others FCF

Horizonte 2 Production 12 Actual 1,008 k tons Expected 845 k tons Since operational start until Mar 28, 2018 +19 % Digester feeding From Mar. 28th to 31th Inspection Downtime Inspection Downtime 23/08/17 23/11/17 23/02/18 Actual Expected 0.2 3.8 2.2 0.8 0.3 0.1 7.3 0.3 4.0 2.5 0.1 0.2 0.1 7.3 2015 2016 2017 1Q18 2Q18 3Q18 Total Capex (R$ billion ) Cash Accrual

13 Investor Relations: Website: www.fibria.com.br/ir E-mail: ir@fibria.com.br Tel: +55 11 2138-4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO